SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

FRANKLIN FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35353C102
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 177,290
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 177,290
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.40%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153,561
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 153,561
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,561
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.21%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 174,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 174,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.38%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,081
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 65,081
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 61,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS CBPS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,672
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 63,672
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,819
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 64,819
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 456,614
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 456,614
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.60%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 760,123
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 760,123
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 760,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 35353C102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 12,667,240 Shares outstanding, as of March 31, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 3, 2013.

Since the original Schedule 13D was filed on February 23, 2013, the outstanding shares have been reduced from 14,302,838 to 12,667,240, which was the principal cause for the percentage increase owned by the Reporting Persons.

A.	SAL

(a)	As of the close of business on June 21, 2013, SAL beneficially owned 177,290 Shares.

Percentage: Approximately 1.40%.

(b)	1. Sole power to vote or direct the vote: 177,290

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 177,290

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	SIP

(a)	As of the close of business on June 21, 2013, SIP beneficially owned 153,561 Shares.

Percentage: Approximately 1.21%.

(b)	1. Sole power to vote or direct the vote: 153,561

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 153,561

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on June 21, 2013, SIPII beneficially owned 174,300 Shares.

        Percentage: Approximately 1.38%.

(b)	1. Sole power to vote or direct the vote: 174,300

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 174,300

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	LSBK

(a)	As of the close of business on June 21, 2013, LSBK beneficially owned 65,081 Shares.

Percentage: Approximately 0.51%.

(b)	1. Sole power to vote or direct the vote: 65,081

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 65,081

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	Broad Park

(a)	As of the close of business on June 21, 2013, Broad Park beneficially owned 61,400 Shares.

Percentage: Approximately 0.48%.

(b)	1. Sole power to vote or direct the vote: 61,400

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 61,400

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	CBPS

(a)	As of the close of business on June 21, 2013, CBPS beneficially owned 63,672 Shares.

Percentage: Approximately 0.50%.

(b)	1. Sole power to vote or direct the vote: 63,672

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 63,672

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by CBPS during the past 60 days and therefore there are not any transactions set forth in Schedule B.

G.	2514 MSF

(a)	As of the close of business on June 21, 2013, 2514 MSF beneficially owned 64,819 Shares.

Percentage: Approximately 0.51%.

(b)	1. Sole power to vote or direct the vote: 64,819

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 64,819

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by 2514 MSF during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

H.	Veteri

(a)
Veteri, (i) as the Corporate General Partner of each of SIP and SIPII, may be deemed the beneficial owner of the 153,561 Shares owned by SIP and the 174,300 Shares owned by SIPII; and (ii) as the Trading Advisor of each of LSBK and CBPS, may be deemed the beneficial owner of the 65,081 Shares owned by LSBK and the 63,672 shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 456,614 Shares.

Percentage: Approximately 3.6%.

(b)	1. Sole power to vote or direct the vote: 456,614

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 456,614

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  CBPS has not entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares by SIP, SIPII and LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

I.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 177,290 Shares owned by SAL, (ii) as the President of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 153,561 Shares owned by SIP and the 174,300 Shares owned by SIPII, and (iii) as the sole officer of Veteri, the trading advisor of each of LSBK and CBPS, may be deemed the beneficial owner of the 65,081 Shares owned by LSBK and the 63,672 Shares owned by CBPS, and (iv) as the investment manager for each of Broad Park and 2514 MSF may be deemed the beneficial owner of the 61,400 Shares owned by Broad Park, the 64,819 Shares owned by 2514 MSF.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 760,123 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 6%.

(b)	1. Sole power to vote or direct the vote: 760,123

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 760,123

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SAL, SIP, SIPII, LSBK, Broad Park and 2514 MSF are set forth on Schedule B and incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Signature Page to Franklin Financial Corporation Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2013	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 35353C102

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Date Purch	Cost per Share*	Cost	Sale Proceeds	Shares
SAL	4/24/2013	-18.1449		36,888.66	-2,033
SAL	4/24/2013	-18.1449		41,134.58	-2,267
SAL	5/3/2013	-18.1296		18,129.59	-1,000
SAL	5/6/2013	-18.1296		18,129.59	-1,000
SAL	5/7/2013	-18.1431		56,243.73	-3,100
SAL	5/16/2013	-18.0956		38,597.90	-2,133
SAL	5/16/2013	-18.0956		51,880.06	-2,867
SAL	5/22/2013	-18.2836		22,726.50	-1,243
SAL	5/29/2013	17.9048	75,200.00		4,200
SAL	6/3/2013	-18.2957		91,478.40	-5,000
SAL	6/7/2013	-18.4420		11,507.80	-624
SAL	6/7/2013	-18.4420		36,441.36	-1,976
SAL	6/10/2013	-18.3963		91,981.39	-5,000
SAL	6/12/2013	17.9548	55,659.73		3,100
SAL	6/17/2013	-18.4211		12,894.77	-700
SAL	6/19/2013	18.0378	90,189.00		5,000
Total			221,048.73	528,034.33	-16,643

SIP	5/21/2013	-18.2051		30,511.67	-1,676
SIP	5/21/2013	-18.2051		32,769.10	-1,800
SIP	5/21/2013	-18.2051		36,847.03	-2,024
SIP	5/28/2013	-18.2815		20,109.64	-1,100
SIP	5/31/2013	17.9079	35,815.80		2,000
SIP	6/13/2013	-18.4939		23,302.36	-1,260
SIP	6/13/2013	-18.4939		41,130.51	-2,224
SIP	6/17/2013	18.0682	19,875.00		1,100
SIP	6/20/2013	17.8646	89,323.00		5,000
Total			323,846.30	276,148.71	3,016

SIPII	5/31/2013	17.9019	89,509.50		5,000
SIPII	6/3/2013	-18.2957		91,478.40	-5,000
SIPII	6/20/2013	17.8646	89,323.00		5,000
Total			323,846.30	276,148.71	3,016

LSBK	5/1/2013	17.7157	88,578.50		5,000
LSBK	6/21/2013	17.8667	21,440.00		1,200
Total			110,018.50	0.00	6,200

Broad Park	5/1/2013	17.7157	88,578.50		5,000
Total			88,578.50	0.00	5,000

2514 MSF	5/1/2013	17.7157	88,578.50		5,000
2514 MSF	5/10/2013	17.7548	74,570.00		4,200
Total			163,148.50	0.00	9,200

* Includes brokerage commissions.